                                                                  Exhibit 10.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

COMPANY DESCRIPTION

Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, and subsidiaries (together, the "Company") is engaged in three businesses: Transportation, Offshore Construction and Seafood. The Transportation business is carried out through Stolt-Nielsen Transportation Group Ltd. ("SNTG"); the Offshore Construction business is carried out through Stolt Offshore S.A. ("SOSA"), a subsidiary in which the Company held a 53% economic interest and a 61% voting interest as of November 30, 2001; and the Seafood business is carried out through Stolt Sea Farm Holdings plc ("SSF"). In addition, the Company has two e-commerce businesses which were formed in 2000. Optimum Logistics Ltd. ("OLL") provides logistics software for the chemical and other bulk materials industries and SeaSupplier Ltd. ("SSL") provides a total marine procurement system.

In 2001, the Company had consolidated net operating revenue of $2.7 billion, compared to $2.3 billion in 2000 and $1.8 billion in 1999. The following table summarizes the Company's results, adjusted for non-recurring items, which are described in more detail in the "Results of Operations" section that follows.

(U.S. dollars in millions)                 2001     2000      1999
---------------------------------------   ------   ------    ------
NET INCOME (LOSS), AS REPORTED            $23.7    $(12.4)    $46.9
Non-recurring items:
Gain on disposal of assets, net            (9.4)     (2.2)     (5.0)
Write-off of Comex trade name,
   net of minority interest in SOSA         4.2         -         -
Recognition of tax benefits of net
   operating loss carryforwards by SSF        -      (2.6)    (11.0)
Restructuring charges
   SNTG                                       -         -       2.8
   SOSA                                       -       3.3       1.6
---------------------------------------   ------   ------    ------
INCOME (LOSS) BEFORE
   NON-RECURRING ITEMS                    $18.5    $(13.9)    $35.3


GENERAL BUSINESS ENVIRONMENT

STOLT-NIELSEN TRANSPORTATION GROUP LTD.

SNTG is engaged in the worldwide transportation, storage and distribution of bulk liquid chemicals, edible oils, acids and other specialty liquids, providing its customers with integrated logistics solutions.

SNTG is one of the largest operators of parcel tankers in the world, and is also the largest operator in the tank container market. Parcel tankers and tank containers carry similar products with parcel tankers typically used to transport cargo lots greater than 150 metric tons, while tank containers are typically more economical for transportation of smaller cargo lots.

SNTG's parcel tanker operations compete with operators based primarily in Europe and the Asia Pacific region. The parcel tanker market can be divided into two segments, deep-sea and regional. SNTG has only one competitor that offers the same worldwide service and is of comparable size, although there is more competition in specific regional markets.

SNTG's terminals act as regional hubs to improve the operational efficiency of SNTG's parcel tankers and offer storage and distribution services to the same customers and for the same products as the tanker and tank container operations. SNTG currently owns and operates two tank storage terminals in the U.S. and one in Santos, Brazil, with a combined capacity of approximately 2.5 million barrels of liquid storage. SNTG's terminal operations also have interests in three ventures, with a combined storage capacity of 4.4 million barrels: (i) a 40% interest in Stolthaven Westport, a joint venture with the Bolton Group in Malaysia; (ii) a 37% interest in Dovechem Terminal Holdings Ltd., a publicly-traded company listed on the Singapore stock exchange, with terminals and drum manufacturing interests in China, Singapore, Indonesia and Malaysia; and (iii) a 50% interest in Jeong Stolthaven IL Tank Terminal ("JSTT") which has a terminal facility in Ulsan, South Korea. The results of the joint ventures are accounted for under the equity method of accounting.

SNTG completed the first phase of the construction of a public, bulk liquid storage terminal at Braithwaite, LA, containing 38 tanks with a total of 850,000 barrels of storage capacity and associated ship, rail and trucking facilities at a total cost to date of approximately $54 million. The terminal was 48% completed with a total of 405,000 barrels operational at year end, with the balance of 445,000 barrels to be completed during the first quarter of 2002.

Demand for SNTG's services is dependent on the condition and growth of the worldwide economy and trade patterns for the products shipped and stored. Factors impacting this include overall demand for the products SNTG carries and stores, location of the production of the products carried and stored in relation to location of demand, currency fluctuations, import/export tariffs and other trade restrictions, and current spot and future prices of the products. Any general economic slowdown could also have an adverse effect on the demand for those services and therefore, upon SNTG.

The supply of parcel tankers is influenced by the number of new ships delivered into the market, scrappings, and industry regulation. For certain products carried (usually larger commodity type products rather than specialty chemicals), parcel tankers may face competition from some of the more sophisticated of the product tankers. The world order book for new-buildings, to be delivered over the next three years, stands today at 8% to 9% of the total competitive fleet. Adjusting for expected scrappings and downgradings, the Company expects the world net supply of tonnage to grow by approximately 1% to 2% per year over this period.

SNTG's tank container operations compete with other tank container operators, shipper-owned tank containers, barrel drums, liquid bags, and, on land, with truck and rail tank cars. The supply of tank containers is influenced by the number of tank containers constructed and industry regulations.

After a period of strong growth in chemical shipments in the mid 1990's, the economic crisis in the Asia Pacific region and other developing areas resulted in a decrease in parcel tanker and tank container volumes into and within Asia Pacific. This situation, combined with an increase in the supply of parcel tankers and tank containers, resulted in both contracts and spot rates declining in 1998 and into 1999. As the Asia Pacific economies began to slowly recover, volumes began to improve in most areas beginning in the second half of 1999 and throughout 2000. In late 2000, parcel tanker rates began to show significant improvement. This advance continued throughout most of 2001, resulting in a favorable impact on profit margins.

In early 2001, SNTG embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets, and reduce costs. Aspects of this initiative include combined service agreements with other parcel tanker operators in certain markets to reduce operating costs and improve utilization (the most recent of which is with Jo Tankers as announced in January, 2002); an overhead reduction effort (announced in January, 2002) which management believes will save SNTG approximately $10 million per year by 2003 and will pages 20/21 result in a one-time charge of approximately $10 million in 2002; the sale of non-strategic assets, including the November, 2001 sale of the Perth Amboy, NJ and Chicago, IL terminals; and the construction of a new storage terminal in Braithwaite, LA (which opened for business in mid-2001) and expansion of terminals in other key ports to increase the synergy between SNTG's ships and storage terminals.

STOLT OFFSHORE S.A.

SOSA is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated deepwater engineering, flow-line and pipeline lay, construction, inspection and maintenance services. SOSA operates in more than 60 countries worldwide and maintains regional offices in the U.K., Norway, Asia Pacific, Southern Europe, Africa and the Middle East ("SEAME"), South America and North America.

On December 7, 1999, SOSA completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and risers for the offshore oil and gas industry. NKT is owned 51% by NKT Holdings A/S, and 49% by SOSA. This transaction was effected by the acquisition of Danco A/S, a wholly-owned Norwegian company, which holds the investment in the joint venture entity. SOSA issued 1.8 million SOSA Class A shares with an average guaranteed value of $14.475 per share and paid $10.5 million in cash for its 49% interest in NKT, for a total consideration of $36 million. This acquisition secures the supply of flexible products for SOSA.

On December 16, 1999, SOSA acquired approximately 55% of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly-owned subsidiary of Groupe GTM S.A. ("GTM"). GTM has subsequently been acquired by Groupe Vinci S.A. ("Vinci"). The remaining 45% was acquired on February 4, 2000. The purchase price was comprised of $111.6 million in cash; the issuance of 6.1 million SOSA Class A shares at a maximum guaranteed price of $18.50 per share, giving a value of $113.6 million that comes due for settlement in the second quarter of 2002; and acquisition costs of $3.4 million. SOSA also entered into a hire purchase arrangement for two ships owned by GTM, the SEAWAY POLARIS and the DLB 801, with an early purchase option after two years. The net present value of this arrangement at the date of acquisition was $32.0 million. In addition, SOSA assumed debt of $18.4 million that was due from ETPM to GTM and assumed debt of $71.0 million that was due to third parties. The total purchase price was $350.0 million.

ETPM had a very strong market position in West Africa, which is one of the fastest growing markets for SOSA's services. ETPM also had significant engineering skills particularly in conceptual engineering and offshore design of both subsea structures and of fixed and floating production platforms, in addition to a fleet of pipelay barges, which broaden SOSA's range of pipelay capabilities.

In order to facilitate the funding of the cash portion of the SOSA investments in 2000, SOSA issued 10.3 million Class A shares, which were purchased by the Company in February 2000 for $100 million. As a result of the increased debt burden assumed pursuant to the acquisition, SOSA decided to reduce its financial leverage by offering a further 9.4 million Class A shares for subscription, which were taken up by the Company in May 2000, for $100 million.

On July 18, 2001, SOSA acquired the Paris-based engineering company Ingerop Litwin from Vinci. On September 4, 2001, SOSA acquired a controlling interest in the Houston-based engineering company, Paragon Engineering Services, Inc. SOSA agreed to pay a total of $16.7 million in cash for these two companies, $4.3 million which has been deferred until 2005. These acquisitions, by adding conceptual design and detailed engineering skills, have enabled SOSA to better undertake all of the engineering required on many of the large engineering, procurement, installation and commission ("EPIC") type contracts that are expected to come into the market in the next few years.

The market for SOSA's services is dependent upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature.

Following a period of increasing oil prices in recent years, there has been a progressive increase in investment in offshore exploration and production by the major oil companies. It takes time for the benefits of this investment to work through to the offshore construction sector. SOSA expects to see a continued expansion of demand in 2002 for the services that it provides, with this trend continuing over the next few years. SOSA's backlog at January 31, 2002 stood at $1.6 billion, of which $937 million is for 2002. This compares to a backlog at January 31, 2001 of $1.2 billion, of which $877 million was for 2001.

STOLT SEA FARM HOLDINGS PLC

SSF produces, processes, and markets a variety of high quality seafood with salmon production sites in Norway, North America, Chile, and Scotland; salmon trout production sites in Norway and Chile; tilapia production sites in Canada; turbot production sites in Spain, Portugal, Norway, and France; halibut production sites in Nor-way; a tuna production site in Australia; and sturgeon and caviar production sites in the U.S. SSF has worldwide marketing operations with sales organizations covering North America, Europe, and Asia Pacific.

The aquaculture industry is one of the fastest growing segments of the food industry with an average annual growth rate of 12% between 1984 and 2000. As the world population grows and individuals increasingly seek healthier products like fish, and the supply of wild catch seems to have reached its peak level, the demand for farmed fish is expected to increase. From being primarily a salmon farming and sales company, SSF has diversified over the years into farming and selling other species, and has built a substantial seafood trading business in the Asia Pacific region. The following table illustrates the balance of these activities in terms of net operating revenue:

(U.S. dollars in millions)                        2001     2000     1999
-------------------------------------------     -------  -------  -------
Atlantic Salmon/Salmon Trout
   Farming and Sales:
Americas                                        $130.0   $146.7   $123.7
Norway                                            76.9     77.5     81.8
United Kingdom                                    15.0     15.1     14.1
-------------------------------------------     -------  -------  -------
Other Species--Farming and Sales:
Turbot                                            20.8     19.2     17.7
Tuna                                              44.2        -        -
Halibut                                            1.9      2.5      2.2
Sturgeon                                           2.6      1.8      2.2
Tilapia                                            0.2      0.3      0.1
-------------------------------------------     -------  -------  -------
Sales and Marketing in Asia - Pacific            113.8     91.9     64.0
-------------------------------------------     -------  -------  -------
Inter-regional Elimination                       (31.0)   (29.0)   (29.4)
-------------------------------------------     -------  -------  -------
Total Net Operating Revenue                     $374.4   $326.0   $276.4

Of the main competitors in the industry, SSF is one of three currently with a presence in all the big four farming regions (Norway, Chile, Canada/U.S. and the U.K). Two other major competitors farm in three of the big four regions. SSF is the only one with an in-market sales organization in all main markets. SSF's position in the industry is strengthened by the fact that SSF has further diversified into farming various new species. SSF has also been developing a concept of sales of higher value added products deeper in the market, through processing and sales units situated in the U.S. market and known as seafood centers. The first of these was opened in 1997 in Los Angeles, CA and a second was opened in Stratford, CT in 2001.

In August 1999, SSF acquired International Aqua Foods Ltd. ("IAF"), a publicly-listed company, for approximately $11.0 million and the assumption of $9.2 million in debt. IAF was involved in salmon and tilapia hatchery operations in Canada and the U.S., and salmon and trout farming in Chile.

In September 2000, SSF purchased Rokerij La Couronne NV, a smoker and processor of salmon and other seafood products.

In September 2000, SSF purchased the remaining 49% of Pacific Aqua Salmon Farmers Ltd. ("PASFL") that it did not own. PASFL is a producer of Atlantic salmon in British Columbia, and SSF acquired its initial 51% interest in the company when it acquired International Aqua Foods Ltd. in 1999. The seller of the 49% interest in PASFL was EWOS Canada Ltd., a subsidiary of Cermaq ASA. The agreement involved SSF acquiring the remaining 49% of the company, while Cermaq ASA acquired the assets and inventory owned by SSF at the Tofino, British Columbia sites.

The total consideration for the three aforementioned SSF acquisitions in 2000 was approximately $9 million.

In December 2000, SSF purchased Australian Bluefin Pty Ltd., a company involved in the ranching of Southern Bluefin tuna.

In December 2000, SSF purchased the remaining 49% of Ocean Horizons SA ("OHSA") that it did not own. OHSA is a producer of Atlantic salmon in Chile, and SSF acquired its initial 51% interest in the company when it acquired IAF in 1999.

In February 2001, SSF purchased Harlosh Salmon Limited, a company that is involved in the farming of salmon in Scotland.

In July 2001, SSF purchased the 87.5% of Sociedad Pesquera Eicosal SA ("Eicosal") that it did not own. Eicosal is a producer of Atlantic salmon, salmon trout and coho in Chile.

In July 2001, SSF purchased the 50% of Ferme Marine de l'Adour ("FMA") that it did not already own. FMA is a producer of turbot in France.

The total consideration for the five aforementioned SSF acquisitions in 2001 was approximately $80 million.

In December 2001, SSF purchased F&B Sales Ltd., a company based in Hong Kong and involved in the trading of seafood, for a total consideration, including debt assumed, of approximately $2 million.


MULTICURRENCY ACTIVITIES

The functional and the reporting currency of the Company, as well as that of a majority of SNTG's activities, is the U.S. dollar.

In SOSA, the majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The functional currencies of the companies that comprise the Norway region and the U.K. region are the Norwegian kroner and the British pound, respectively. The U.S. dollar is the functional currency of the most significant subsidiaries within the Asia Pacific, North America, SEAME, and South America regions. In SSF, the functional currencies of significant subsidiaries include the U.S. dollar, the Norwegian kroner, the British pound, the Euro and the Japanese yen.

Because revenues and expenses are not always denominated in the same currency, the Company enters into forward exchange and option contracts to hedge capital expenditure and operational nonfunctional currency exposures on a continuing basis for periods consistent with the committed exposures. The Company does not engage in foreign currency speculation.


RESULTS OF OPERATIONS

Results of operations are discussed below by business down to gross profit level for SNTG and SSF, and to net income for SOSA, and then on a consolidated basis for the remaining captions in the statements of income.

STOLT-NIELSEN TRANSPORTATION GROUP LTD.

TANKERS The total number of ships owned and/or operated by SNTG as of November 30, 2001, was 137, representing 2.4 million dead-weight tons ("dwt"). Of this total, 71 ships participated in the Stolt Tankers Joint Service (the "Joint Service"), an arrangement for the coordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service participants in the deep sea inter-continental market. The remainder of the ships provide regional services. The composition of the fleet at November 30, 2001 was as follows:

                                                              % of the Joint
                                                         Service net revenue
                                                          for the year ended
                                   Number     Millions          November 30,
                                 of ships       of dwt                  2001
------------------------------   ----------  ----------  -------------------
Joint Service:
Stolt-Nielsen Transportation
   Group Limited                      43          1.39           74.5
NYK Stolt Tanker S.A.
   ("NYK Stolt")                       7          0.17           11.3
Rederi AB Sunship*                     3          0.12            5.3
Barton Partner Limited                 2          0.03            1.7
Bibby Pool Partner Limited             5          0.08            5.3
Unicorn Lines (Pty) Limited            2          0.03            1.9
------------------------------   ----------  ----------  -------------------
                                      62          1.82          100.0
Time-chartered ships                   9          0.28
------------------------------   ----------  ----------  -------------------
Total Joint Service                   71          2.10
Ships in regional services            66          0.31
------------------------------   ----------  ----------  -------------------
Total                                137          2.41

*In December 2001, Rederi AB Sunship left the Joint Service.

Net revenue available for distribution to the participants is defined in the Joint Service agreement as the combined operating revenue of the ships which participate in the Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. The net revenue is distributed proportionately to each participant according to a formula which takes into account each ship's cargo capacity, number of operating days during the period, and an earnings factor.

In its results of operations, SNTG tanker operations includes 100% of the net operating revenue of the Joint Service, and then shows, as tanker operating costs, all the voyage costs associated with the ships and the earnings distributed to the other participants in the pages 22/23

Joint Service. SNTG's tanker operations share of the net income in NYK Stolt and Chemical Transporter Limited, an affiliate of Rederi AB Sunship, are included in "equity in net income of non-consolidated joint ventures," in the Company's consolidated statements of income.

SNTG tanker operations' net operating revenue in 2001 increased 9% to $754.9 million, from $691.8 million in 2000 which was a 12% increase from $618.0 million in 1999. The changes in revenue can be explained as follows:

(i) A weak market existed in 1998, 1999 and the first three quarters of 2000 due to reduced demand from weak Asia Pacific economies and increased competition resulting from an oversupply of tonnage due to the newbuilding programs of SNTG and its competitors. Rates rose significantly starting in the fourth quarter of 2000 and continued to rise throughout most of 2001 as the Asia Pacific economies recovered and the industry's newbuilding programs neared completion. In addition, in the latter half of 2000 and early 2001, a very strong product tanker market resulted in a tightening of supply and upward pressure on rates in the chemical tanker market.

(ii) SNTG's fleet in 2001 averaged 2.55 million dwt, an increase of 2% from 2.51 million dwt in 2000, which was an increase of 14% from 2.21 million dwt in 1999.

(iii) Cargo carried in 2001 was 27.0 million tons, an increase of 7% from 25.3 million tons in 2000, which was an increase of 14% from 22.1 million tons in 1999.

In 2001, 54% of tanker revenue was under Contracts of Affreightment ("COA"), typically one year in duration. The remaining 46% were based on spot rates. The percentage of revenue from COAs versus spot rates in 2000 and 1999 was broadly similar at 58% and 42%, respectively.

SNTG's tanker operations had gross profit of $162.7 million, $109.9 million, and $88.6 million in 2001, 2000, and 1999, respectively, and gross margins of 22%, 16%, and 14%, respectively. Gross profit and margins improved over this period as a result of improvements in the Asia Pacific economies and a diminishing supply of over-tonnage as the industry's newbuilding programs near completion.

In 2001, ship bunker fuel for SNTG's tanker operation constituted approximately 19% of the total operating expenses for tankers. The average price of bunker fuel purchased by SNTG during 2001 was approximately $139 per ton. This compares to the average bunker fuel price for 2000 of approximately $161 per ton. SNTG attempts to pass fuel price fluctuations through to its customers under COA's. During 2001, approximately 54% of tanker revenue was earned under COA's, with the majority of this revenue covered by contract provisions intended to pass through fluctuations in fuel prices. The remaining revenue was earned under spot rates which reflect the prevailing fuel prices.

The sailed-in time-charter index for the Joint Service, which is a measure of the relative average daily fleet revenue, less voyage costs (commissions, port expenses, and bunkers), per ship operating day increased approximately 16% in 2001, after improving 3% in 2000 and declining 10% in 1999. During the same three year period, the owning operating cost per day of SNTG's fleet in the Joint Service increased by 3% in 2001, and decreased by 7% in 2000, and 9% in 1999. The overall decrease in tanker owning operating costs over this period is due to a newer more efficient fleet, improved purchasing practices and a strong U.S. dollar. The slight rise in 2001 is due to higher insurance and administrative and general expenses.

In 1994, SNTG embarked on a newbuilding program to construct 25 new parcel tankers (of which one ship was canceled) designed to meet increasing demand for its transportation services and replace the first generation of purpose-built parcel tankers built in the early to mid-1970's. The ships in the newbuilding program have greater capacity than the units they are replacing and introduce a series of features to increase the operational efficiency, reduce operating costs, and be environmentally safer than previous generations of parcel tankers. One ship was delivered in fiscal 2001. The last ship of this newbuilding program was moved to Uljanik shipyard in Croatia and was delivered on December 4, 2001.

Over the last three years, SNTG sold one ship and scrapped three. The ship was sold to a third party and remains marketed by the Joint Service.

During 2000, SNTG entered into co-service agreements with two parcel tanker companies, Tokyo Marine and Seatrans, to improve the scheduling of SNTG's fleets, and increase operational efficiency and customer service. In January 2002, SNTG announced an additional co-service agreement with Jo Tankers.

For the next few years management expects that ton/mile demand will grow at 4% to 5% per annum. With the newbuilding programs winding down, management expects net supply growth of only 1% to 2% per annum through the end of 2004. Management anticipates rates in early 2002 will be broadly similar to the latter half of 2001 as a result of the slowdown in the world economy. It is also anticipated that rates will again begin to rise in the latter half of 2002 and more significant increases will be achieved in 2003 and beyond.

TANK CONTAINERS Net operating revenue in 2001 was $214.4 million, a 4% decrease from $223.7 million in 2000, which was a 9% increase from $206.1 million in 1999. The decrease in 2001 was attributable to the transfer of the rail group (that had revenues of $9.8 million in 2000) to the Terminal division. There was, however, a slight improvement in volume of container shipments. The increase from 1999 to 2000 was attributable to increased demand and a larger fleet for tank containers. Tank container shipments in 2001 totaled 59,762, a 2% increase from shipments of 58,624 in 2000. Shipments in 2000 reflected an increase of 11% from shipments of 52,922 in 1999. Total shipments increased in 2001 over 2000 but declines were experienced in Europe and Japan. Growth of 5% is anticipated in 2002 as a result of increased marketing and sales efforts in all regions. Shipments increased in 2000 against 1999 in all major regions. Shipments from Europe, North America, and intra-Asia were particularly strong during 2000, continuing the trend established in late 1999.

As of November 30, 2001, SNTG controlled a fleet of 14,184 tank containers, an 11% decrease from the 15,923 tank containers controlled at the end of 2000. In comparison, 2000 reflected a 14% increase over the 14,000 tank containers controlled at the end of 1999. The decrease in the 2001 fleet is a result of the off-hire program of leased tanks targeted to improve utilization. The increase in 2000 was primarily due to the purchase of approximately 1,800 new tank containers and on-hire of new tanks.


SNTG's tank container operation had gross profit of $40.8 million, $44.1 million, and $42.6 million in 2001, 2000, and 1999, respectively, and gross margins of 19% in 2001, 20% in 2000 and 21% in 1999. Margins declined in 2001 due to increased competition in regional markets, increased repositioning expenses, termination costs associated with the off-hire program, and the transfer of the rail group to Terminals. Margins declined in 2000 due to reduced freight rates caused by increased competition in regional markets. This was offset in part by cost savings and increased utilization.

TERMINALS Net operating revenue in 2001 increased $19.1 million to $78.4 million, or 16% after excluding $9.9 million for the rail group that was transferred from the Tank Container division in 2001, from $59.3 million in 2000, which was a 7% increase from $55.4 million in 1999. As a result of the sale of SNTG's Chicago and Perth Amboy terminals in November, 2001, which combined for $25.3 million in net operating revenue in 2001, total marketable capacity in North and South America decreased to 2.5 million barrels (402,000 cubic meters) at the end of 2001, compared to 5.0 million barrels at the end of 2000 and 1999. The storage capacity available with our joint venture terminals in Asia Pacific, by the end of 2001, stood at 4.4 million barrels (702,500 cubic meters) as compared to 3.3 million barrels at the end of 2000 and 3.1 million barrels at the end of 1999. Average capacity utilization at SNTG's wholly-owned North and South American terminals was 95% in 2001, 92% in 2000, and 90% in 1999. The average capacity utilization increase in 2001 over the prior two years was attributed to increased activity at the Houston, Perth Amboy and Santos facilities.

Gross profit of SNTG's terminal operation was $30.1 million, $24.0 million, and $20.4 million in 2001, 2000, and 1999, respectively, and gross margins were 38%, 41% and 37%, respectively. Margins fell in 2001 from 2000 due to the inclusion of the rail group and the start-up nature of the Braithwaite, LA terminal facility, which was slightly offset by improvements at the other facilities. Margins improved in 2000 from 1999 as a result of an increase in operating revenue due primarily to new customer contracts and increased capacity and utilization at Stolthaven Houston.

STOLT OFFSHORE S.A.

Net operating revenue increased to $1,255.9 million in 2001 from $983.4 million in 2000 largely due to greater activity on major projects in West Africa and the Gulf of Mexico. During the year, the Girassol and Gulfstream projects suffered from project delays, cost overruns and delays in settling variation orders which negatively impacted SOSA's results. The project delays also tied up some of SOSA's major construction assets, reducing capacity to participate in the spot market which can be significant in the second half of the year. Despite these factors, the improved market conditions resulted in an improvement in the results before tax from a loss of $38.2 million last year to a profit before tax in 2001 of $6.4 million.

Net operating revenue increased to $983.4 million in 2000, from $640.7 million in 1999, largely as a result of the acquisition of ETPM, with the majority of this increase in West Africa. There were poor market conditions in the U.K., North America, and Asia Pacific and severe project delays in the North Sea in quarter one due to adverse weather conditions. Poor project performance in the North Sea and Asia Pacific also had a significant negative impact on earnings. The poor market conditions together with the interest expense incurred on borrowings, which increased as a result of the ETPM acquisition, also contributed to a decrease in net income before tax from $7.7 million in 1999 to a net loss before tax of $38.2 million in 2000.

Revenues improved $272.5 million in 2001, primarily due to the increased level of activity in the North America region, contributing $154.4 million to the improvement, with the pipelay project for Gulf-stream National Gas LLC. Revenues in the U.K. region rose $91.1 million due to the improved market conditions in this region. The SEAME region also increased revenues by $75.3 million, largely the result of the Girassol project in Angola and traditional pipelay contracts on offshore projects in Nigeria. The above increases were partially offset by the $88.2 million decrease in Norway region revenues in 2001 due to the absence of any major pipelay projects. The loss before tax of $38.2 million in 2000 improved to income before tax of $6.4 million in 2001. In the Asia Pacific region, a break even result in 2001 compared to a net loss before tax of $14.9 million in 2000. The current year improvement was the result of efforts carried out in 2000 to reduce the local fixed cost structure and focus on the target niche market, and the poor performance in 2000 on two projects in Indonesia was not repeated. The U.K. region improved $10.5 million due to increased market activity and better asset utilization. The Norway region increased net income before tax $8.7 million due to the good performance on subsea construction projects. Poor performance on the Gulfstream project resulted in increased losses of $15.0 million in the North America region in 2001, while corporate losses were reduced $24.0 million due to higher recovery of interest expense and asset utilization as compared to 2000.

Revenues improved $342.7 million in 2000, mainly due to the acquisition of ETPM which has the majority of its activities in the SEAME region where revenues rose $387.8 million. Revenues in the U.K. region declined $38.4 million due to the continued poor market conditions in this region. Income (loss) before tax decreased $45.9 million in 2000, mainly due to the very poor market conditions in the Gulf of Mexico, resulting in additional losses in the North America region of $15.1 million. Income for the Norway region declined $12.8 million, largely the result of project delays caused by adverse weather conditions early in the year. Additional losses in the Asia Pacific region of $9.9 million resulted from poor project performance on two projects in Indonesia, while losses in the U.K. region increased $9.7 million due to reduced market activity.

SOSA had a gross profit of $94.4 million, $53.4 million, and $72.4 million in 2001, 2000, and 1999, respectively, with gross margins of 8%, 5%, and 11%, respectively. The change in gross profit and margins was largely the result of those factors mentioned above.

SOSA's fleet is comprised of deepwater heavy construction ships, the light construction and survey ships, and trunkline, barges and anchor ships. The utilization of the deepwater heavy construction fleet was 88% in 2001, compared to 78% in 2000 and 90% in 1999. The increased utilization in 2001 was due to growth in demand in the North Sea, Gulf of Mexico and West Africa, particularly on the ship-intensive Girassol project. Utilization in 2000 was lower than in 1999 due in part to the unavailability of the SEAWAY CONDOR in 2000 and low utilization of the SEAWAY POLARIS, because of poor market conditions in the U.K. and North America.

STOLT SEA FARM HOLDINGS PLC

Net operating revenue in 2001 increased 15% to $374.4 million from $326.0 million in 2000, which was an 18% increase from $276.4 million in 1999. Please refer to Note 2, "Significant Accounting Policies--Reclassification" for a discussion of the change in the method of reporting freight revenue and costs. The increase in net operating revenue in 2001 was primarily due to increased revenue in the Asia Pacific, both due to increased volumes of traded products and due to the addition of the bluefin tuna activities in Australia. Although volumes in both the Americas and Norway salmon farming businesses were higher in 2001 than in 2000, net operating revenue overall was lower due to the sharp fall in selling prices in their markets, brought about by a sharp increase in supplies into the market, primarily from Chile. The increase in net operating revenue in 2000 was primarily due to higher volumes in the North America markets, as well as stronger prices in the U.S. and European markets due to increased demand not being adequately met by increases in supply. Also, in the Asia Pacific region volumes continued to grow, as does the proportion of higher priced value added products. Total Atlantic salmon and salmon trout volumes sold, in gutted whole fish equivalent metric tons assuming an average 60% yield on processed products sold and excluding volumes sold intercompany into Asia Pacific, were 80,700 pages 24/25

metric tons in 2001, 65,200 metric tons in 2000, and 58,200 metric tons in 1999. Of the metric tons sold, 51,100 metric tons, 39,100 metric tons and 35,700 metric tons, respectively, were from SSF's own production, the remainder being sourced from other producers. The increase in the volume of SSF's own production in 2001 reflects expansion in Canada, Chile, and the U.K. as well as the acquisition in Chile of the remaining 87.5% of Eicosal that was not owned by the Company. The increase in the volume of SSF's own production in 2000 reflects the contributions of acquisitions in Canada and the U.S., increased capacity utilization of the farms in Canada, expansion in the U.K. and increased feed quotas available to farmers in Norway.

In 1996, the Norwegian government imposed feed quotas and production regulations on Norwegian fish farmers in an attempt to reduce the supply of Norwegian farmed salmon, and hence the amount of Norwegian farmed salmon available for sale in the EU market. In order to avoid further threats of duties against Norwegian salmon, the Norwegian government, in July 1997, reached an agreement with the EU for a five year period to regulate supplies of Norwegian salmon into the EU market. This agreement, among other things, restricts the increase in supply of Norwegian salmon into the EU market to 10% per year; requires the average sales price to be at or above an agreed minimum price; and increases the export levy payable by Norwegian producers. The Norwegian government still maintains the feed quota and production regulations that it introduced in 1996. The quotas and regulations have had an adverse effect on the cost structure of the Norwegian operation, as they have limited the capacity utilization of farmed concessions. However, the Norwegian government has permitted annual increases of varying amounts (ranging from 2% to 10%) in the feed quotas, which progressively reduce the negative impact of the feed quota regime. The agreement expires in 2002 and at this time it is not known what, if anything, will take its place.

Following the turbulence in the EU market in 1996/97, the demand/supply balance in the EU market slowly improved until in 1999 and much of 2000 it was more favorable to the salmon farming industry in Europe. This was due in some part to the more restricted supply from Norway, but also due to the high incidence of disease in the Scottish salmon farming industry in 1998, which resulted in reduced supply from Scotland, due to increasing exports of Norwegian farmed salmon to the Asia Pacific market and due to reduced volumes from Chile as the industry in Chile also had some disease problems in 1998 and responded to anti-dumping measures in the US market. At the end of 2000 and into 2001, however, supplies from Chile, the UK, Ireland, and the Faeroe Islands all increased substantially, causing a sharp imbalance in the supply into the market, and this has resulted in sharply reduced prices in all markets. For 2001, prices have on average been 30% lower in Europe and 40% lower in the US compared to levels in 2000.

SSF had a gross profit of $23.5 million, $52.5 million and $46.7 million in 2001, 2000, and 1999, respectively. Gross margins were 6% in 2001, 16% in 2000, and 17% in 1999. The reduction in gross profit in 2001 reflects the significantly reduced prices for salmon in Europe and the US. As a result of low prices, SSF made "Lower of Cost or Market" adjustments to inventory and other provisions against working capital totaling $4.4 million, to reduce asset carrying costs to net realizable value. SSF also wrote off $3.6 million of live fish inventory in the state of Maine, which were culled as a result of a government decree in January 2002 to cull the fish as a result of the incidence of a disease in the area. SSF currently anticipates some form of reimbursement from the U.S. government in the latter half of 2002. In Iberia and Asia Pacific regions, gross profit margins in 2001 were higher than in 2000, in the former region due to improved turbot prices in Europe and in the latter due to the acquisition of the higher margin bluefin tuna business at the start of 2001. The reduction in gross profit in 2000 reflects reduced profitability in the Americas region, after a very strong 1999, due to a good growing season and high prices in that year, and reduced gross margins in the turbot business where sharply increased volumes in the industry had to be absorbed by the market. In Norway, profitability improved markedly due both to the higher market prices in Europe prevailing for most of the year and decreased production costs due to efficiencies and farming improvements.

SSF is not anticipating increases in salmon prices in its main markets until the second half of 2002, at the earliest. However, with 100% ownership of the new Chilean activities for a full year in 2002, as well as currently planned volume increases in Asia Pacific, net operating revenue is expected to increase by around 10% over 2001. Although production costs in the salmon business are expected to be reduced from 2001, unless prices rise significantly SSF is expecting that margins overall will only be slightly better than in 2001.

OPTIMUM LOGISTICS LTD. AND SEASUPPLIER LTD.

In March 2001, OLL announced a joint marketing and technology alliance with Aspen Technology, Inc. ("AspenTech") to develop Inter-net-based, supply chain logistics solutions for manufacturers in the process industries. Under the terms of the agreement, AspenTech has acquired a minority equity interest in OLL from the Company. The Company and AspenTech agreed to provide up to $17.3 million of funding to OLL, of which the first $12.3 million will be provided on a pro rata basis by the Company and AspenTech at 81% and 19%, respectively, and the last $5 million would be provided by the Company.

In June 2001, the wholly-owned subsidiary, PrimeSupplier Ltd. acquired a competitor, the shipowner backed OneSea.com, and was renamed SeaSupplier Ltd. The former OneSea.com shareholders received a minority stake in SSL, and the Company agreed to provide up to $7 million in funding to SSL.

Cash expenditures for OLL was $16.2 million and for SSL was $8.3 million in 2001. The slowdown in the economy considerably reduced technology software related spending by many potential customers and negatively impacted sales efforts in 2001. Both OLL and SSL completed the major portion of their software development in 2001 and have considerably slowed their cash expenditure rate. OLL now has several revenue paying customers, and SSL signed its first customer contract in late 2001 and announced several additional signed contracts in early 2002. The Company currently anticipates that the cash flow for both OLL and SSL will improve significantly in 2002.

RESTRUCTURING CHARGES

In 2000, SOSA recorded restructuring charges of $3.3 million, before minority interest impact, related to the integration of ETPM. The reorganization plan has removed duplicate capacity in the U.K. and SEAME regions. SOSA recorded redundancy costs of $0.9 million to eliminate duplicate functions in the U.K., and $1.7 million to close the Marseilles, France office, while transferring all operational and administrative functions for the SEAME region to Paris, France. Additionally, integration costs of $0.7 million were incurred in relation to the introduction of common information and reporting systems and standardization of processes across the enlarged SOSA organization. In 1999, SNTG and SOSA recorded restructuring charges of $2.8 million and $1.6 million, before minority interest impact, respectively. In order to streamline operations, SNTG relocated its Haugesund, Norway office to Rotterdam, Holland and its Somerset, NJ operations to Houston, TX. SOSA reorganized its North Sea operations and closed certain offices in the U.K. and Norway. SOSA incurred costs of $1.3 million for redundancy and relocation, and $0.3 million related to other administrative costs. Substantially all of the charges were expensed and paid in the years ended November 30, 2000 and 1999.

WRITE-OFF OF COMEX TRADE NAME

In 2001, in light of the increased worldwide recognition of the Stolt Offshore name, SOSA ceased using the Comex name and, as such, determined that the value of the Comex trade name had been impaired and recorded a charge of $7.9 million, before minority interest impact, in its results of operations for the write-off of the trade name.

EQUITY IN NET INCOME OF NON-CONSOLIDATED JOINT VENTURES

The Company's equity in the net income of non-consolidated joint ventures was income of $13.0 million in 2001, compared to a loss of $3.1 million in 2000 and income of $4.7 million in 1999. The increase in 2001 was primarily due to improved results from SOSA joint ventures and SNTG terminal joint ventures, partially offset by lower results for the SNTG tanker joint ventures. The reduction in 2000 was primarily due to lower results from the SNTG tanker joint ventures, partially offset by increased income from the SNTG terminal joint ventures.

ADMINISTRATIVE AND GENERAL EXPENSES

Administrative and general expenses increased to $209.5 million in 2001 from $186.1 million in 2000 and $158.7 million in 1999. The increase in 2001 is mainly due to the Company's two new E-commerce businesses, OLL and SSL, higher expenses related to increased activity at the SNTG tanker operations and higher costs at SSF related to companies acquired during 2001. The 17% increase in 2000 is mainly due to the full year effect of the ETPM acquisition combined with the initial period of costs associated with the establishment of OLL and SSL in early 2000. The percentage relationship of administrative and general expenses to net operating revenue has decreased over the last three years at 7.8%, 8.1% and 8.8% in 2001, 2000, and 1999, respectively.

NON-OPERATING (EXPENSE) INCOME

INTEREST EXPENSE, NET Interest expense, net increased to $113.9 million in 2001 from $105.5 million and $65.4 million in 2000 and 1999, respectively. The $8.4 million in increased interest in 2001 was due to a higher debt level resulting from the Company's acquisition program. The $40.2 million in additional interest expense in 2000 was due to the higher level of debt in 2000 resulting from the Company's acquisitions and capital expenditure program, and a reduction of $8.4 million in capitalized interest.

GAIN ON DISPOSAL OF ASSETS, NET In 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, NJ and Chicago, IL for a pre-tax gain of $12.2 million, $7.3 million after tax. Under the terms of the agreement for the sale of the tank storage terminal assets in the fourth quarter of 2001, the Company has retained responsibility for certain environmental contingencies, should they arise during the covered period which generally ends two years after the closing date, in connection with these two sites. As of November 30, 2001, the Company is not aware of any such contingencies having been incurred and neither does it anticipate such contingencies being incurred in the future. The Company also sold other assets for a net gain of $2.1 million, primarily related to a gain of $1.2 million on the sale of assets of Hard Suits Inc., a specialized diving company of SOSA. In 2000, the Company sold various assets for a net gain of $2.2 million. In 1999, the Company sold 2,830 of SNTG's tank containers, which were leased out to a third party, to TransAmerica Leasing Inc., and recognized a gain of $3.8 million on these sales. The Company also sold other assets with a net gain of $1.2 million.

INCOME TAX PROVISION

The 2001 results include a tax provision of $27.6 million compared to $15.4 million in 2000, and $0.5 million in 1999. In 2001, the higher tax provision, mainly due to SOSA, resulted from withholding taxes imposed by tax authorities in certain territories in West Africa which had higher revenue in 2001 than in previous years. Additionally, in the current year, SOSA did not recognize a deferred tax asset for the losses in the North America Region, which had the impact of increasing the overall effective tax rate. Partially offsetting these items was the release of a portion of the deferred tax liability for accelerated U.K. shipping allowances as a result of the U.K. shipping companies electing to join the U.K. tonnage tax regime. The 2000 and 1999 provisions reflect the recognition of $2.6 million and $11.0 million, respectively, in tax benefits of net operating loss carryforwards by SSF.


LIQUIDITY AND CAPITAL RESOURCES

Liquidity for the Company is derived from a combination of cash generated from operations and funds from commercial bank borrowing facilities and private placements. The Company's borrowing facilities include revolving credit agreements and other credit lines which cover short-term needs for funds, and longer- term borrowings principally to finance capital expenditures and acquisitions.

SNTG generally operates with negative working capital, which reflects the collection/payment cycle. Invoicing, for the tanker business, usually takes place at or shortly after loading, while expenses that are invoiced and paid within normal business terms are typically paid near or subsequent to the end of a voyage or move. SOSA requires working capital, as expenditures are often incurred on an ongoing basis throughout a project while customers are typically billed when a specified level of progress is achieved on a project. In SSF, the production cycle for Atlantic salmon takes two to four years, and for various other farmed fish species many more years; therefore, SSF requires working capital to finance inventory.

In 2001, the Company generated cash from operating activities of $110.4 million. This compares with $140.8 million and $194.3 million in 2000 and 1999, respectively. The movements between years are mainly due to the relative operational performances and working capital requirements in those years. In 2001, there was a build-up of working capital at SOSA, mainly for unbilled receivables from customers.

Net investing activities utilized $231.7 million in 2001. Significant investing activities during the year were (i) capital expenditures of $202.9 million, as described in further detail below, (ii) acquisitions of subsidiaries, primarily at SSF as previously discussed, for $80.7 million, and (iii) payments of $31.2 million for investments in affiliates and others. Offsetting these expenditures were (i) $77.0 million of proceeds from sale of assets ($69.7 million for the sale of Perth Amboy and Chicago Terminals), and (ii) $12.7 million of dividends received from non-consolidated joint ventures. Capital expenditures for the year include (i) progress-payments on newbuildings under construction and final delivery payment on one Spanish newbuilding for SNTG, (ii) the purchase of new tank containers, and (iii) progress payments of $43 million on the construction of a terminal at Braith-waite, Louisiana.

Net investing activities utilized $355.6 million in 2000. Significant investing activities during the year were (i) capital expenditures of $285.8 million, as described in further detail below, (ii) SOSA's acquisitions of ETPM and Danco A/S, for $350 million and $36 million, respectively, including payments of $111.2 million, net of cash pages 26/27 acquired, and SSF made payments of $9.2 million for the acquisitions of Rokerij La Couronne NV and the remaining interests of Ocean Horizons SA and PASFL that it did not previously own, (iii) payments of $12.4 million for investments in affiliates and others, and (iv) $2.6 million for the increase of restricted cash deposits. Offsetting these expenditures were (i) $72.0 million of proceeds from sale of assets, ($49.6 million for tank containers that were subsequently leased back), and (ii) $2.7 million of dividends received from non-consolidated joint ventures. Capital expenditures for the year include (i) progress-payments on newbuildings under construction and final payment on the delivery of six newbuildings for SNTG, (ii) the purchase of new tank containers, and (iii) land purchase and progress payments on the construction of a terminal at Braithwaite, LA.

Net investing activities utilized $248.2 million in 1999. Significant investing activities during the year were (i) capital expenditures of $303.3 million, as described in further detail below, (ii) payments of $21.8 million including $11.0 million to acquire IAF, net of cash acquired, $3.8 million to acquire D.E. Salmon, and $6.9 million to purchase additional shares of SOSA, (iii) payments of $38.2 million for investments in affiliates and others, and (iv) $1.0 million for the increase of restricted cash deposits. Offsetting these expenditures were
(i) $117.8 million of proceeds from sale of ships ($56 million), tank containers ($52 million) and other assets, and (ii) $13.2 million of dividends received from non-consolidated joint ventures. Capital expenditures for the year include
(i) progress-payments on newbuild-ings under construction and final payment on the delivery of five new-buildings for SNTG, (ii) the purchase of new tank containers, (iii) progress payments on terminal capacity expansion at the Houston terminal, and (iv) SOSA's purchase of remotely operated vehicles ("ROVs").

Net cash provided by financing activities totaled $117.6 million in 2001. The principal uses of cash were the repayment of long-term debt of $82.2 million and payment of dividends of $13.8 million. The significant sources of 2001 funding include (i) increase of $77.5 million of long-term debt, consisting of an additional $70 million draw-down on an existing line of credit by SOSA that is secured by first mortgage on certain ships with a negative pledge on other existing SOSA assets, (ii) increase of $144.2 million in loans payable to banks, and (iii) $1.3 million in proceeds from the exercise of stock options for the shares of the Company and of SOSA.

Net cash provided by financing activities totaled $224.8 million in 2000. The principal uses of cash were the repayment of long-term debt of $243.2 million and payment of dividends of $13.7 million. The significant sources of 2000 funding include: (i) the issuance of $473.5 million of new long-term debt, consisting of a $340 million obligation of SOSA secured by first mortgages on certain ships with a negative pledge on other existing SOSA assets, a $21.7 million unsecured loan to an SNTG wholly-owned subsidiary with a negative pledge on the assets of that subsidiary, and $111.8 million in loans secured by first mortgages on certain ships, and (ii) $5.5 million in proceeds from the exercise of stock options for the shares of the Company and of SOSA.

Net cash provided by financing activities totaled $36.5 million in 1999. The principal uses of cash were the repayment of long-term debt of $74.4 million and payment of dividends of $20.5 million. The significant sources of 1999 funding include: (i) the issuance of $117.4 million of new long-term debt, consisting of secured debt with negative pledge covenants related to certain ship assets, and
(ii) $1.3 million in proceeds from the exercise of stock options for the shares of the Company and of SOSA.

On February 4, 2000, 6.1 million SOSA Class A shares were issued to Vinci as partial consideration for the acquisition of ETPM S.A. and on December 7, 1999,
1.8 million SOSA Class A shares were issued for the acquisition of NKT Flexibles I/S. The Class A shares have subsequently been converted to SOSA Common shares on a one-for-one basis. The shares issued to Vinci and NKT have a guaranteed minimum share price that may require a future settlement in cash.

As of November 30, 2001, the outstanding commitment under the minimum share price given in connection with the acquisition of NKT, covers 1,128,742 Common shares of SOSA. SOSA intends to repurchase 249,621 shares in February 2002 at a price of $13.65 per share. The remaining 879,121 shares are subject to a share price guarantee at a guaranteed price of $15.30 per share in February, 2003. Any future cash settlement will be covered out of existing lines of credit of SOSA.

On February 7, 2002, Vinci, owner of the 6,142,857 Common shares of SOSA issued as partial consideration in the acquisition of ETPM in December 1999, has advised SOSA of its intention to sell all of the shares as permitted by the ETPM acquisition agreement. SOSA has advised Vinci that it will organize the sale and it is SOSA's intention to buy the shares back in the second quarter of 2002. The transaction will be funded through the use of existing credit facilities of SOSA and the issuance of Common shares of SOSA to SNSA and other interested parties for up to $65.0 million.

The following table sets forth the Company's contractual cash obligations and other commercial commitments as of November 30, 2001 (excluding amounts potentially due under the SOSA share guarantees described above):

                                                 Less than                         More than
(in millions)                            Total      1 year   1-3 years  4-5 years    5 years
------------------------------------  ---------- ----------  ---------  ---------   --------
Contractual Cash Obligations:
Long-term debt                         $1,383.8     $109.2     $308.9    $661.5       $304.2
Capital lease obligations                  25.0       23.8        1.2         -            -
Operating leases                          216.7       71.7       67.2      46.2         31.6
------------------------------------  ---------- ----------  ---------  ---------   --------
Total Contractual Cash Obligations     $1,625.5     $204.7     $377.3    $707.7       $335.8
------------------------------------  ---------- ----------  ---------  ---------   --------
Other Commercial Commitments:
Performance guarantees                 $  418.2     $263.3     $ 99.0    $ 44.5       $ 11.4
------------------------------------  ---------- ----------  ---------  ---------   --------

As of November 30, 2001, the Company had total capital expenditure purchase commitments outstanding of approximately $48.3 million for 2002 and future years. These commitments are for a variety of capital projects, primarily the purchase and refurbishment of tank containers; expenditures for expansion of terminal capacity and the modification of a construction ship and the purchase of ROVs.

The Company's current plans are expected to result in capital expenditures of approximately $160 million in 2002. The Company has scheduled principal and interest payments of approximately $230 million, anticipated dividends of $14 million and a $117 million funding obligation for the previously mentioned share price guarantees of SOSA to Vinci and NKT. After an estimated $315 million of cash received from operating activities before interest, the Company will have a net funding requirement of $206 million which will be funded by existing cash, drawdowns on existing long-term revolving credit lines, new long-term debt and possibly the issuance of SOSA shares to the public market. The Company does not anticipate that net debt will change materially during 2002.

At November 30, 2001, the Company's cash and cash equivalents totaled $24.9 million. The Company had corporate facilities and other short-term lines of credit of $1,085.6 million, of which $466.5 million is available for future use. Total bank loans and short-term and long-term debt and capital lease obligations amounted to $1,692.9 million, of which $1,082.3 million is secured by ships and other assets and $610.6 million is unsecured. The Company, through its subsidiaries, has debt agreements which include various financial covenants. Some of the Company's debt agreements provide for a cross default in the event of a material default in another agreement. In the event of a default that extends beyond the applicable remedy or cure period, lenders may accelerate repayment of amounts due to them.

On November 13, 2001, the Board of Directors of the Company approved an interim dividend of $0.125 per Common share which was paid on December 19, 2001 to all shareholders of record as of December 5, 2001. The Company anticipates, subject to approval at the Annual General Meeting, that a final dividend for 2001 of $0.125 per share will be paid in May 2002.

The Company's share reclassification was approved at an extraordinary general meeting of shareholders on March 6, 2001 and became effective on March 7, 2001. The objective of the reclassification was to create a simplified and more transparent share capital structure that gives all shareholders a vote on all matters, and results in only one class of publicly traded shares. The reclassification converted the Company's outstanding non-voting Class B shares to Common shares on a one-for-one basis. The existing class of Founder's shares remain outstanding and continue to constitute 20% of the issued voting shares (Common and Founder's shares) of the Company. The holders of the Founder's shares agreed to relinquish certain special voting rights formerly enjoyed by the Founder's shares including, for example, a separate class vote for merger transactions. The Founder's shares have only nominal economic rights and are not considered part of the share capital of the Company.

The reclassified Common shares are listed in Norway on the Oslo Stock Exchange and trade as ADRs in the United States on Nasdaq.

After shareholders approval of the reclassification, SNSA had 54.9 million outstanding Common shares (which exclude 7.7 million Treasury Common shares). SNSA also had 13.7 million Founder's shares (which exclude 1.9 million Treasury Founder's shares). The share reclassification did not change the underlying economic interests of existing shareholders.


MARKET RISK

The Company is exposed to market risk, including changes in interest rates, currency exchange rates and bunker fuel costs. To manage the volatility relating to these exposures, the Company enters into derivative transactions in accordance with the Company's policies. The financial impact of these instruments is offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading or speculative purposes.

CURRENCY RATE EXPOSURE

The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency exposure arising in the normal course of business. The Company's policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts negotiated with major banks.

INTEREST RATE EXPOSURE

The Company's exposure to interest rate fluctuations results from floating rate short-term credit facilities plus variable rate long-term debt and revolving credit facilities tied to the London Interbank Offered Rate ("LIBOR"). As of November 30, 2001, the consolidated debt, after consideration of interest rate swap agreements, was approximately 52% variable-rate debt.

The Company's objectives in managing exposure to interest rate changes are to limit the impact of interest rate changes on earnings and cash flow and to lower overall borrowing costs. To achieve these objectives, the Company limits its exposure to interest rate changes through the use of fixed rate debt and financial swap contracts with major commercial banks. The Company maintains fixed rate debt as a percentage of its net debt between a minimum and a maximum percentage, which is set by the Company's Board of Directors.

BUNKER FUEL EXPOSURE

Ship bunker fuel for the Company's tanker operations constituted approximately 19% of the total operating expenses for tankers. The Company enters into hedge contracts for bunker fuel in order to reduce the effects of a rise in prices. The contract business of the tanker operations is protected against a rise in bunker fuel under the terms of affreightment. However, spot freight rates depend on market supply and demand for cargo, leaving profit margins unprotected against a rise in bunker fuel. The Company maintains an active program of hedging bunker fuel costs for a portion of the anticipated future spot business.

The Company uses a value-at-risk ("VAR") model to assess the market risk of its derivative financial instruments. The model utilizes a variance/covariance modeling technique. VAR models are intended to measure the maximum potential loss for an instrument or portfolio, assuming adverse changes in market conditions for a specific time period and confidence level. As of November 30, 2001, the Company's estimated maximum potential one-day loss in fair value of foreign exchange rate instruments, calculated using the VAR model given a 95% confidence level, would approximate $1.2 million from adverse changes in foreign exchange rates. The Company's maximum potential one-day loss in fair value for adverse changes in interest rate and bunker fuel prices, given a 95% confidence level, would be approximately $0.8 million and $0.1 million, respectively. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that the Company could experience losses such as these over an extended period of time. These amounts should not be considered projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

A discussion of the Company's accounting policies for financial instruments is included in Note 2 to the consolidated financial statements, and disclosure relating to the financial instruments is included in Note 20 to the consolidated financial statements.


ENVIRONMENTAL AND REGULATORY COMPLIANCE

The results of the Company may be impacted by changing environmental protection laws and regulations enacted by international, national, and local regulators. The operation of the Company's ships carries the risk of catastrophic accident and property loss caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy, labor stoppages and other circumstances or

Pages 28/29

events. The transportation of oil and chemicals is subject to the risk of business interruptions and additional costs in the event of spills or casualties befalling Company ships. Such an event may result in loss of revenue or increased costs or both.

The Company's businesses are subject to various international, national and local governmental laws, which apply to various aspects of the Company's operations, and provide severe penalties for non-compliance. One such law is the U.S. Oil Pollution Act of 1990 ("OPA '90"), which imposes various requirements on shipowners and ship operators in U.S. waters including, among other things, restricting access to U.S. ports to only those tankers with double hulls, stringent financial responsibility requirements and extensive contingency planning requirements, as well as a liability scheme that provides for, under certain circumstances, unlimited liability for pollution accidents occurring in U.S. waters. The Company believes it is currently in compliance with such laws and regulations.

The terminal operation in the U.S. is subject to the Clean Water Act, the Clean Air Act, OPA '90, and the U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which regulate liability for the discharge of pollutants into waterways and noxious emissions into the air; MARPOL Annex II regarding the disposal of by-products from ship cleaning done pursuant to such regulations; the Resource Conservation and Recovery Act regarding the reporting, record keeping and handling of hazardous waste; the Occupational Safety and Health Act regulating the working conditions at U.S. terminals as well as other business facilities; and regulations of the U.S. Department of Transportation pursuant to the Hazardous Materials Transportation Act regarding the packaging, labeling and handling of hazardous materials in the U.S. Terminals located outside of the U.S. are governed by the comparable national and local governmental agencies. Refer to Note 7 to the consolidated financial statements for a further discussion on the contingencies related to the Perth Amboy, NJ and Chicago, IL terminal sales in 2001.

The Company maintains insurance against physical loss and damage to its assets as well as coverage against liabilities to third parties it may incur in the course of its operations. Assets are insured at replacement cost, market value, or assessed earning power. The owned fleet is currently covered by hull and machinery insurance in the amount of $3.8 billion. Other marine liabilities are insured under marine protection and indemnity insurance policies. These policies have a ceiling of $4.25 billion per incident for all claims other than marine oil pollution. Cover for such incidents is limited to $1 billion per occurrence for ships when calling for ports in the U.S. and other parts of the world. Non-marine liabilities are insured up to $200 million. The Company believes its insurance coverage to be in such form, against such risks, for such amounts and subject to such deductibles as are prudent and normal to those industries in which the Company operates.


CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are more fully described in Note 2 to the consolidated financial statements. The Company believes that the following policies are the critical accounting policies as they may involve a higher degree of judgment and complexity.

REVENUE RECOGNITION

Consistent with shipping industry practice, revenues from SNTG's tanker operations are shown in the consolidated statements of income net of commissions, sublet costs, transshipment, and barging expenses. The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of income. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period.

Revenues for SNTG's tank container operations relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon contract rates. Additional miscellaneous revenues earned from other sources are recognized after completion of the shipment.

Revenues for SNTG's terminal operations consist of rental income for the utilization of storage tanks by its customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of commodities pumped through the facility. Revenues can also be earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

A significant portion of SOSA's revenue is derived from long-term contracts and is recognized using the percentage-of-completion accounting method. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of estimated physical completion. Management reviews these estimates monthly and revenue and gross profit are recognized each period unless the stage of completion is insufficient to enable a reasonably certain forecast of revenue to be established. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenues and profits are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional revenue and profit recognition, and unfavorable changes in estimates result in a reduction of recognized revenue and profits. These changes may be significant depending on the size of the project or the adjustment. When estimates indicate that a loss will be incurred on a contract on completion, a provision for the expected loss is recorded in the period in which the loss becomes known.

A major portion of SOSA's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders are commonly billed to the customers in the normal course of business and are recognized as contract revenue only after agreement from the customers has been reached on the scope of work and fees to be charged. Variation orders often arise during the life of a contract and estimated revenues and costs are adjusted for change orders that have been approved as to scope and fees.

SSF recognizes revenue either on dispatch of product to customers, in the case of sales that are made on FOB processing plant terms, or on delivery of product to customers, where the terms of the sale are CIF (Cost, Insurance and Freight) or DDP (Delivered Duty Paid) customer. The amount recorded as revenue includes all amounts invoiced according to the terms of the sale, including shipping and handling billed to customers, and is after deductions for claims or returns of goods, rebates and allowances against the price of the goods, and bad or doubtful debt provisions and write-offs.

SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets, and farming overheads up to a site or farming regional management level. Normal mortalities (mortalities that are natural and expected as part of the life cycle of growing fish) are accounted for by removing the biomass from the records, so that the accumulated capitized costs are spread over the lower remaining biomass. Abnormal mortalities (higher than natural or expected mortalities due to disease, accident or any other abnormal cause) are accounted for by removing the biomass from the records and writing off the accumulated costs associated with that biomass at the time of the mortality.

Costs are released to the profit and loss account as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of the period. Harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, are expensed in the period in which they are incurred.

OLL and SSL have various types of fee income, including non-refundable subscription fees and transaction fees. Subscription fees that are billed in advance are recorded as revenue over the subscription period. Transaction fees that are based upon the number or value of transactions are recorded as earned as the related service transactions are performed.

LEGAL CLAIMS AND LAWSUITS

The Company, in the ordinary course of business, is subject to various legal claims and lawsuits. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, "Accounting for Contingencies" if the Company has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. The results of the Company may be adversely affected if the provision proves not to be sufficient. The significant legal claims and lawsuits, including the Coflexip S.A. and TOISA PUMA claims against SOSA, are fully discussed in Note 15 to the consolidated financial statements.


FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

In June 2001, the FASB issued SFAS No. 141, "BUSINESS COMBINATIONS", and SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS." SFAS No 141 addresses financial and reporting issues for business combinations, and requires that the purchase method of accounting must be applied to all acquisitions completed after June 30, 2001. SFAS No. 142 addresses how intangible assets and goodwill should be accounted for in financial statements upon their acquisition, and subsequently.

Entities must perform a thorough analysis to identify all intangible assets acquired in a business combination and to further classify them as having either definite or indefinite lives. Goodwill and intangible assets with indefinite lives will no longer be amortized beginning with new acquisitions after June 30, 2001, and for existing goodwill and intangible assets with indefinite lives as of the first quarter of fiscal years beginning after December 15, 2001. Goodwill and intangible assets with indefinite lives will be subject to an annual impairment assessment based on a fair value method approach.

The Company has adopted the provisions of SFAS No. 141 as of July 1, 2001 and plans to cease the amortization of goodwill and other intangible assets with indefinite lives when it adopts SFAS No. 142 as of December 1, 2002. The adoption of SFAS No. 141 in the third quarter of 2001, relative to acquisitions occurring after June 30, 2001, did not have a material impact on the Company's financial statements. The adoption of SFAS No. 142 on December 1, 2002 would eliminate the recognition of amortization expense for goodwill and other intangible assets that amounted to $9.9 million in 2001, but could also require future impairment writedowns, if deemed necessary.

Also in June 2001, the FASB issued SFAS No. 143, "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS." This statement requires entities to record a legal obligation associated with the retirement of a tangible long-lived asset in the period in which it is acquired. The fair value of a liability for an asset retirement obligation must be recognized in the period in which it is acquired if a reasonable estimate of fair value can be made. Additionally, the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company plans to adopt the standard effective December 1, 2002 and is currently assessing the impact on its operations, and does not anticipate that there will be a material impact on its results of operations or its financial position.

In August 2001, the FASB issued SFAS No. 144, "ACCOUNTING FOR IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS." This Statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes SFAS No. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF," but retains SFAS No. 121's fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supercedes the accounting/reporting provisions of APB Opinion No. 30, "REPORTING THE RESULTS OF OPERATIONS--REPORTING THE EFFECTS OF A DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS" for segments of a business to be disposed of, but retains APB Opinion No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The statement is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with earlier application encouraged. The Company plans to adopt SFAS No. 144 effective December 1, 2002. The adoption is not expected to have a material impact on the Company's financial statements.


FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report, including the message from the Chairman, describe plans or expectations for the future and constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; asset operational performance; raw material costs and availability; currency fluctuations; disease and other natural causes; immaturity of aquaculture technology; the loss of any significant customers; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or inability to comply with, government regulations; adverse court decisions and adverse weather conditions. Additional information concerning these, as well as other factors, is contained from time to time in the Company's U.S. Securities and Exchange Commission ("SEC") filings, including, but not limited to, the Company's report on Form 20-F/A for the year ended November 30, 2000. Copies of these filings may be obtained by contacting the Company or the SEC.

Pages 30/31

SELECTED CONSOLIDATED FINANCIAL DATA


For the years ended November 30, (in millions, except per share data)    2001       2000       1999       1998       1997
---------------------------------------------------------------------  --------   --------   --------   --------   --------

Net operating revenue                                                  $2,678.4   $2,284.2   $1,796.6   $1,814.2   $1,545.0
Income from operations                                                 $  147.4   $   91.3   $  112.2   $  190.3   $  165.6
Net income (loss)                                                      $   23.7   $  (12.4)  $   46.9   $   96.3   $  237.1
---------------------------------------------------------------------  --------   --------   --------   --------   --------

Earnings (loss) per share
   Basic                                                               $   0.43   $  (0.23)  $   0.86   $   1.76   $   4.34
   Diluted                                                             $   0.43   $  (0.23)  $   0.86   $   1.75   $   4.28
Weighted average number of Common and
Class B shares and equivalents outstanding:
   Basic                                                                   54.9       54.7       54.5       54.7       54.7
   Diluted                                                                 55.3       54.7       54.8       55.0       55.4
Cash dividends paid per share                                          $   0.25   $   0.25   $  0.375   $   0.50   $   0.50
Other data:
   Non-recurring income items, net (a)                                 $    5.2   $    1.5   $   11.6   $   17.7   $  134.6
---------------------------------------------------------------------  --------   --------   --------   --------   --------

As of November 30, (in millions, except per share data)
---------------------------------------------------------------------  --------   --------   --------   --------   --------

Current assets less current liabilities
   (including current portion of long-term debt)                       $ (151.0)  $  (46.9)  $  111.3   $  132.4   $  112.0
Total assets                                                           $3,971.9   $3,727.3   $3,058.4   $3,008.1   $2,402.8
Long-term debt and capital lease obligations (including current        $1,408.8   $1,415.0   $1,179.4   $1,128.9   $  776.6
portion)
Shareholders' equity                                                   $1,100.6   $1,095.8   $1,141.6   $1,132.4   $1,062.6
Book value per share                                                   $  20.04   $  20.00   $  20.91   $  20.78   $  19.35
Total number of Common and Class B shares outstanding                      54.9       54.8       54.6       54.5       54.9
---------------------------------------------------------------------  --------   --------   --------   --------   --------

(a) Non-recurring items, net, comprise the items set out below. It should not be interpreted that all unique or one-time items have been identified as non-recurring items nor should it be interpreted that items similar in nature to the non-recurring items described below, will not recur in future periods. 2001,--gain on disposal of assets ($9.4 million), including $7.3 million pertaining to the gain on sale of Perth Amboy and Chicago terminal assets and write-off of the Comex tradename, net of minority interest in SOSA ($4.2 million); 2000--recognition of tax benefits of net operating loss carryforwards ($2.6 million), gain on disposal of assets ($2.2 million) and restructuring charges ($3.3 million); 1999--recognition of tax benefits of net operating loss carryforwards ($11.0 million), restructuring charges ($4.4 million), and gain on disposal of assets ($5.0 million); 1998--benefit arising from the change in the drydock accounting policy in SOSA after minority interest ($1.3 million), gain on insurance settlement ($10.2 million), and gain on disposal of assets ($6.2 million); 1997--cumulative charge (to December 1, 1996) of implementing SFAS 121 ($22.9 millions, net of taxes), gain on sale of common stock of subsidiary, net ($139.5 million), extraordinary gain on early repayment of debt ($7.4 million), and gain on disposal of assets ($10.6 million).